U.S. S[illegible] COMMISSION

04018182

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NO.
8-16427

REPORT FOR THE PERIOD BEGINNING 02/28/03 (MM/DD/YY) AND ENDING 02/29/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ferris Baker Watts, Incorporated

Official Use Only

FIRM ID. NO.

SEC MAIL RECEIVED PROCESSING APR 29 2004 WASH. D.C. 161 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

8403 Colesville Road, Suite 900
(No. and Street)

Silver Spring (City) MD (State) 20910 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig R. Hartman 301-273-6025
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

111 South Calvert Street Baltimore Maryland 21202

(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Craig R. Hartman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ferris Baker Watts, Incorporated as of February 29, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Craig R. Hartman

Notary Public

WILMA A. PEARSON
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires October 1, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital Pursuant to Rule 15c3-1
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)*
X	(o)	Independent Auditors' Report on Internal Accounting Control
	(p)	Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account pursuant to Rule 171-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

Board of Directors
Ferris, Baker Watts, Incorporated:

We have audited the accompanying consolidated statement of financial condition of Ferris, Baker Watts, Incorporated and subsidiaries as of February 29, 2004. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Ferris, Baker Watts, Incorporated and subsidiaries as of February 29, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

April 23, 2004

FERRIS, BAKER WATTS, INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition

February 29, 2004

Assets		
Cash and cash equivalents		$ 5,459,000
Deposits with clearing organizations (cash of $4,081,000 and securities with a fair value of $14,610,000)		18,691,000
Receivables:		
Customers (note 2)	$ 140,501,000	
Brokers, dealers and clearing organizations (note 3)	11,630,000	
Receivable under securities loan agreements (note 4)	141,786,000	
Other	16,747,000	310,664,000
Securities owned ($37,512,000 is pledged as collateral) (note 5):		
Marketable, at fair value	45,159,000	
Not readily marketable, at estimated fair value	2,328,000	47,487,000
Securities pledged to creditors (note 4)		179,734,000
Memberships in New York Stock Exchange, Inc., at cost (market value $3,000,000)		935,000
Property and equipment, at cost less accumulated depreciation and amortization of $14,488,000		10,301,000
Deferred income taxes (note 6)		1,445,000
Other assets		1,799,000
		$ 576,515,000
Liabilities and Stockholders' Equity		
Payables:		
Short-term bank loan (note 7)	$ 24,000,000	
Cash management facilities (note 8)	9,421,000	
Customers, including free credit balances	36,493,000	
Brokers, dealers and clearing organizations (note 3)	8,192,000	
Payable under securities loan agreements (note 4)	177,032,000	
Other	25,321,000	280,459,000
Securities sold, not yet purchased, at fair value (note 5)		7,682,000
Obligation to return securities pledged as collateral (note 4)		179,734,000
Commitments and contingencies (notes 9 and 10)		
Stockholders' equity (notes 11 and 15):		
Common stock, voting, $.10 par value. Authorized 1,000,000 shares; issued and outstanding 814,603 shares	81,000	
Additional paid-in capital	19,323,000	
Retained earnings	89,236,000	108,640,000
		$ 576,515,000

See accompanying notes to consolidated financial statements.

FERRIS, BAKER WATTS, INCORPORATED AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition

February 29, 2004

(1) The consolidated statement of financial condition includes the accounts of Ferris, Baker Watts, Incorporated (the Company) and its wholly owned subsidiaries. Material intercompany balances are eliminated in consolidation.

The Company is primarily engaged in a single line of business as a securities broker dealer and provides several types of services, including execution of principal and agency transactions, underwriting and other investment banking, advisory and asset management services. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking and securities brokerage services.

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statement. Actual results could differ from those estimates.

Principal transactions are recorded on a trade date basis. Customer security and other security transactions are reported on a settlement date basis which is generally three days after trade date.

Investments in money market funds are classified as cash equivalents.

In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, the Company has segregated assets pledged as collateral, when the secured party has the right to sell or repledge the collateral, as securities pledged to creditors.

Securities owned and securities sold, not yet purchased are carried at market quotations for readily marketable securities and at fair values as estimated by management of the Company for securities which are not readily marketable.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

(2) Receivables from customers include amounts due on open transactions and margin balances. Securities owned by customers and held as collateral for these receivables are not reflected in the consolidated statement of financial condition.

(3) At February 29, 2004, receivables from and payables to brokers, dealers and clearing organizations consisted of the following:

Receivables:		
Fails to deliver	$	1,528,000
Receivable from clearing organizations		844,000
Other (primarily trade date to settlement date adjustment)		9,258,000
	$	11,630,000
Payables:		
Fails to receive	$	5,226,000
Payable to clearing organizations		2,703,000
Other		263,000
	$	8,192,000

Payables to brokers, dealers and clearing organizations include amounts which are due upon delivery of securities to the Company. In the event the counterparty does not fulfill its contractual obligation to deliver these securities, the Company may be required to purchase the securities at prevailing market prices to satisfy its obligations.

(4) The Company participates in securities lending and borrowing activities with outside parties. Either party can terminate the loan or borrowing agreement at any time. Deposits paid or received on securities borrowed or loaned are recorded at the amount of the cash collateral advanced or received. Securities borrowed transactions require the Company to deposit collateral in the form of cash with the lender. With respect to securities loaned, the Company receives collateral, also in the form of cash, in an amount that is generally in excess of the fair market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and obtains or refunds additional collateral as necessary.

In accordance with SFAS No. 140, securities pledged as collateral and obligations to return other securities pledged as collateral at February 29, 2004 include $137,567,000 of collateral received by the Company which has been re-pledged under securities loan agreements and $42,167,000 of securities owned by customers and pledged as collateral under securities loan agreements.

(5) Securities owned and securities sold, not yet purchased, at February 29, 2004 consisted of the following:

		Owned	Sold, not yet purchased
United States Government and agencies	$	2,591,000	3,715,000
States and municipalities		9,424,000	18,000
Corporate equity		30,491,000	3,857,000
Other		2,653,000	92,000
Total readily marketable securities		45,159,000	7,682,000
Securities not readily marketable		2,328,000	—
	$	47,487,000	7,682,000

(Continued)

Securities sold, not yet purchased represent obligations to purchase securities at prevailing market prices. These transactions result in off-balance-sheet risk since the Company's ultimate cost to satisfy the obligations is dependent upon future prices of the securities and may exceed the amounts recognized in the consolidated statement of financial condition.

(6) At February 29, 2004, deferred income tax assets and liabilities were as follows:

Deferred income tax assets:		
Depreciation	$	728,000
Stock compensation		436,000
Bad debt reserve		1,417,000
Accrued liabilities		2,031,000
		4,612,000
Deferred income tax liabilities:		
Unrealized profit – firm securities		2,850,000
Other		317,000
		3,167,000
Net deferred income tax asset	$	1,445,000

The ultimate realization of deferred tax assets is dependent upon the generation of sufficient future taxable income to use the related tax deductions as they reverse. Based on the scheduled reversal of the deferred tax liabilities and projections of future taxable income, management believes it is more likely than not that the Company will realize the deferred tax assets at February 29, 2004.

(7) At February 29, 2004, the Company had outstanding borrowings under two uncommitted lines of credit with banks aggregating $24,000,000. Firm loans of $17,600,000 bear interest at a variable rate based on the New York Federal Reserve's federal funds rate plus .50% (1.54% at February 29, 2004). The line of credit facility expires in July 2004 and is renewed on a yearly basis. Borrowings under the facility are collateralized by securities owned by the Company. Customer loans of $6,400,000 bear interest at a variable rate based on the federal funds spot rate at the time of draw-down plus .50% (1.82% at February 29, 2004). The line of credit facility expires in June 2004 and is renewed on a yearly basis. Borrowings under the facility are collateralized by customers' margin account securities.

(8) Cash management facilities payable represents the excess of outstanding checks written on certain banks over amounts on deposit at such banks.

(9) The Company leases office space and equipment under various noncancelable operating leases. Future annual minimum lease payments are $5,440,000 in 2005, $4,664,000 in 2006, $3,448,000 in 2007, $2,267,000 in 2008, $1,281,000 in 2009, and $1,035,000 thereafter.

(10) The Company is a defendant in certain legal actions relating to its securities business. While the Company's ultimate liability with respect to such actions cannot be determined at present, in the opinion of management, the Company has meritorious defenses as to each of the actions and the resolution thereof will not result in a material adverse effect on the Company's consolidated financial position.

(11) The Company has reserved 148,818 shares of its common stock for issuance under two stock option plans for certain officers and key employees. Options to purchase 135,417 shares under the stock option plans at prices ranging from $1.00 to $141.13 per share were outstanding at February 29, 2004, of which options to purchase 50,186 shares were exercisable at that date.

(12) As a securities broker, the Company executes, settles and finances various securities transactions for its own account and for other brokers, institutions and individual customers (counterparties). These activities may expose the Company to off-balance-sheet and credit risks if counterparties to these transactions are unable to fulfill their contractual obligations.

In accordance with industry practice, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations, and the Company is required to buy or sell securities at prevailing market prices.

The Company and its customers may sell securities not yet purchased or write option contracts (short sales). In addition, payables to customers and brokers, dealers and clearing organizations include amounts which are due upon delivery to the Company of underlying securities. The Company also loans securities owned by customers and others to other brokers, and receives cash as collateral. If the counterparty to any of these transactions does not deliver the associated securities, or if the counterparty to a short sale fails to maintain adequate collateral, the Company may be required to purchase securities at prevailing market prices in excess of the liability recorded in the consolidated statement of financial condition.

The Company periodically hedges its fixed income trading inventories with financial futures contracts. These contracts expose the Company to off-balance-sheet risk in the event that the change in futures prices does not closely correlate with the change in inventory prices.

The Company controls the above risks through a variety of reporting and control procedures. The Company establishes credit limits for customers and other brokers with which it conducts significant transactions based on a review of the counterparty's financial condition. Substantially all of the Company's receivables are collateralized by marketable securities which customers and other brokers are required to maintain in compliance with regulatory and internal requirements. The adequacy of collateral is reviewed daily and customers and other brokers may be required to deposit additional collateral, reduce receivables or reduce short positions, when necessary. Securities collateralizing receivables are generally held by the Company or are due from other parties.

(13) Securities owned and securities sold, not yet purchased are carried at market quotations for readily marketable securities and at fair values as estimated by management of the Company for securities which are not readily marketable.

Receivables from customers and brokers, dealers and clearing organizations include margin loans which are payable on demand, amounts due on open transactions which usually settle within a few days and cash deposits made in connection with securities borrowed transactions which normally can be closed out within a few days. The carrying amounts of these receivables, which are generally secured by marketable securities, and other receivables approximate fair value.

Payables to customers and brokers, dealers and clearing organizations include free credit balances which are payable on demand, amounts due on open transactions which usually settle within a few days, and cash deposits received in connection with customer short sales and securities loaned transactions which normally can be closed out within a few days. The short-term bank loan is due on demand. Other payables are primarily expense accruals. The carrying amount of payables approximates fair value.

(14) The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires that the Company maintain "net capital" of at least the greater of 2% of "aggregate debit items," as defined, arising from customer transactions or $1,500,000. At February 29, 2004 the Company's net capital was $45,059,000 which exceeded net capital rule requirements by $42,219,000.

(15) The board of directors has authorized the purchase of shares of the Company's common stock owned by the estate of a former stockholder at a purchase price equal to book value, as defined in the Company's Certificate of Incorporation, at the dates of purchase. The Company expects to purchase 24,989 shares in installments over the next five years.

* * * * * * *

As required by the Securities and Exchange Commission, the Company's consolidated statement of financial condition as of February 29, 2004 filed pursuant to Rule 17a-5 is available for examination and copying at the Company's principal office and at the regional office of the Commission in Philadelphia, Pennsylvania.

KPMG

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report
on Internal Control Required by CFTC Regulation 1.16
and SEC Rule 17a-5(g)(1)

Board of Directors
Ferris, Baker Watts, Incorporated:

In planning and performing our audit of the consolidated financial statements of Ferris Baker Watts, Incorporated and subsidiaries (the Company) for the year ended February 29, 2004, we considered internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the following objectives stated in Rule 17a-5(g):

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the following objective stated in Regulation 1.16:

(1) Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (SEC) and the Commodity Futures Trading Commission's (CFTC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation to them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 29, 2004, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the New York Stock Exchange, Inc., the SEC, the CFTC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and/or Regulation 1.16 of the CFTC, and should not be used by anyone other than these specified parties.

KPMG LLP

April 23, 2004